Exhibit 99.1

DLOCAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF 2026 ANNUAL GENERAL MEETING

To be held on Wednesday, December 2, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting (the "Meeting") of dLocal Limited (the "Company") will be held on Wednesday, December 2, 2026, at 11:00 a.m. Montevideo time (9:00 a.m., New York time), at the Company's offices located at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300, and virtually via live webcast at https://meetnow.global/M7FSSF2, for the following purposes:

AGENDA AND PROPOSALS

1.     Appointment of Directors: To approve, as an ordinary resolution, the re-appointment of the following nominees as directors of the Company to serve until the next annual general meeting or until their respective successors are duly appointed and qualified

○	01 – Francisco Fernández de Ybarra del Rey

○	02 – Nelson Mattos

2.     Ratification of Financial Statements and Auditor's Report: To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025, be approved and ratified.

3.     Other Business: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

RECORD DATE AND VOTING ELIGIBILITY

The Board of Directors has fixed the close of business (New York time) on October 23, 2026 as the record date (the "Record Date") for determining the shareholders entitled to receive notice of, attend, and vote at the Meeting or any adjournment thereof.

Only holders of record of the Company's Class A common shares and Class B common shares at the close of business on the Record Date are entitled to notice of and to vote at the Meeting. As of the close of business on the Record Date, there were 286,469,957 common shares issued and outstanding, consisting of 177,506,876 Class A common shares and 108,963,081 Class B common shares.

VOTING PROCEDURES AND DEADLINES

While shareholders have the option to attend in person at the Company's offices, in order to enable greater shareholder attendance and participation from any location around the world, shareholders are strongly encouraged to attend and participate in the Meeting virtually via live webcast at https://meetnow.global/M7FSSF2, where you will be able to vote your shares electronically and submit questions prior to and during the Meeting.

Whether or not you plan to attend the Meeting (virtually or in person), we urge you to vote your shares in advance using one of the following methods:

Voting Method	Instructions & Access	Submission Deadline
Online Voting	Visit www.investorvote.com/dLO (Registered Holders) or www.ProxyVote.com (Beneficial / Broker Holders) and enter your Control Number.	Available live during the Meeting (Registered) / 11:59 p.m. ET on December 1, 2026 (Beneficial)
Telephone Voting	Call toll-free 1-800-652-VOTE (8683) within the USA, US territories & Canada.	Available prior to and during the Meeting
Mail Voting	Sign, date, and return the enclosed Proxy Card in the postage-paid envelope provided.	Must be received prior to the start of the Meeting

Notice & Access: In accordance with SEC rules, we are furnishing proxy materials to our shareholders primarily via the Internet. On or about November 4, 2026, we expect to mail to our shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials and vote online.

By Order of the Board of Directors,

Agustin Cancela

Senior Legal Counsel

dLocal Limited

Date: November 4, 2026